TRELLA TECHNOLOGIES, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2021 AND 2020
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
Trella Technologies, Inc.
Mashpee, Massachusetts

We have reviewed the accompanying financial statements of Trella Technologies, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2021 and December 31, 2020, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2021 and December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 11, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

January 28, 2022
Los Angeles, California

TRELLA TECHNOLOGIES, INC.
BALANCE SHEET
(UNAUDITED)

As of December 31,	2021	2020
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & cash equivalents	$ 9,880	$ 2,323
Inventory	35,698	-
Total current assets	**45,577**	**2,323**
Property and Equipment, net	2,769	48
Total assets	**$ 48,347**	**$ 2,371**
LIABILITIES AND MEMBERS' EQUITY		
Current Liabilities:		
Credit Card	$ 12	$ 162
Loan Payable	2,986	1,210
Convertible Note	325,060	202,116
Accrued interest on Convertible Note	55,045	22,539
Deferred Revenue	44,616	-
Total current liabilities	**427,719**	**226,028**
Total liabilities	**427,719**	**226,028**
STOCKHOLDERS EQUITY		
Common Stock- Class A	41,040	-
Common Stock- Class B	-	-
Members' equity	-	36,090
Retained earnings/(Accumulated Deficit)	(420,413)	(259,747)
Total stockholders' equity	**(379,372)**	**(223,657)**
Total liabilities and stockholders' equity	**$ 48,347**	**$ 2,371**

See accompanying notes to financial statements.

TRELLA TECHNOLOGIES, INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,		**2021**		**2020**
(USD $ in Dollars)				
Net revenue	$	51,599	$	1,873
Cost of goods sold		1,815		9,861
Gross profit		49,784		(7,988)
Operating expenses				
General and administrative		144,712		123,404
Research and development		18,513		-
Sales and marketing		14,721		20,439
Total operating expenses		177,946		143,843
Operating income/(loss)		(128,162)		(151,830)
Interest expense		32,506		20,414
Other Loss/(Income)		(2)		0
Income/(Loss) before provision for income taxes		(160,666)		(172,245)
Provision/(Benefit) for income taxes		-		560
Net income/(Net Loss)	**$**	**(160,666)**	**$**	**(172,805)**

See accompanying notes to financial statements.

TRELLA TECHNOLOGIES, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	Common Stocks - Class A		Common Stocks - Class B		Members' Equity	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
	Shares	Amount	Shares	Amount			
Balance—December 31, 2019		$ -		$ -	$ 36,090	$ (86,941)	$ (50,852)
Net income/(loss)						(172,805)	(172,805)
Balance—December 31, 2020	-	-	-	-	36,090	$ (259,747)	$ (223,657)
Conversion from LLC into C Corp	1,000,000	36,090	167,679		(36,090)		-
Capital contribution		4,950					4,950
Net income/(loss)						(160,666)	(160,666)
Balance—December 31, 2021	1,000,000	$ 41,040	167,679			$ (420,413)	$ (379,373)

See accompanying notes to financial statements.

TRELLA TECHNOLOGIES, INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2021		2020
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(160,666)	$	(172,805)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of property		1,930		1,000
Amortization of intangible assets		-		-
Changes in operating assets and liabilities:				
Inventory		(35,698)		-
Credit Card		(150)		162
Deferred Revenue		44,616		-
Accrued interest on Convertible Note		32,506		20,212
Net cash provided/(used) by operating activities		**(117,462)**		**(151,432)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of property and equipment		(4,651)		(891)
Net cash provided/(used) in investing activities		**(4,651)**		**(891)**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital contribution		4,950		-
Borrowing on Loan Payable		2,986		1,210
Repayment of Loan Payable		(1,210)		-
Borrowing on Convertible Note		122,945		145,720
Net cash provided/(used) by financing activities		**129,670**		**146,931**
Change in cash		7,557		(5,392)
Cash—beginning of year		2,323		7,715
Cash—end of year	**$**	**9,880**	**$**	**2,322**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	32,506	$	20,414
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note	$	-	$	-
Issuance of equity in return for accrued payroll and other liabilities	$	-	$	-

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

Trella Technologies, Inc. (previously Trella Technologies LLC) was formed on November 3, 2016 in the state of Massachusetts. On February 24, 2021, the company converted from LLC into C Corp. The financial statements of Trella Technologies, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Bourne, Massachusetts.

Trella Technologies provides technical, innovative solutions to make indoor and urban farming a sustainable, long-lasting industry. The new concept of growing plants horizontally was invented which was opposite to the existing methods that were mostly manual, labor-intensive, and inefficient. The two prototyped, built (and built again) what would become Trella Technologies'unique plant-training solution, the Trella Gro LST.

The TrellaGro LST is an automated low-stress training solution to grow tall plants in small spaces. TrellaGro LST has multiple applications. Our system helps indoor cultivators (including residential and commercial growers) grow taller/fruit-bearing crops in spaces that were previously problematic due to height constraints: spaces with low ceilings, or vertical/stacked arrangements like those found in urban farms, freight containers, basements, grow tents and closets

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021 and December 31, 2020, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2021 and 2020, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to finished goods which are determined using an average method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
3D Printers	3-5 years
Computers & tablets	3-5 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

Trella Technologies Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue From Contracts with Customers, when delivery of services is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the service has been performed and has fulfilled its sole

Revenue recognition, according to Topic 606, is determined using the following steps:.

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

2)   Identification of performance obligations in the contract: Performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3)   Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of its technical, innovative farming solutions to customers.

Cost of sales

Costs of goods sold include the graphic, design and printing, shipping, web design and etc.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the years ended December 31, 2021 and December 31, 2020 amounted to $14,721 and $20,439, which is included in sales and marketing expenses.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through January 28, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3.   INVENTORY

Inventory consists of the following items:

As of Year Ended December 31,	2021	2020
Finished goods	35,698	-
Total Inventory	$ 35,698	$ -

4.   PROPERTY AND EQUIPMENT

As of December 31, 2021 and December 31, 2020, property and equipment consists of:

As of Year Ended December 31,	2021	2020
3D Printers	$ 7,498	$ 3,499
Computers & tablets	2,152	1,500
Property and Equipment, at Cost	**9,650**	**4,999**
Accumulated depreciation	(6,881)	(4,951)
Property and Equipment, Net	$ 2,769	$ 48

Depreciation expense for property and equipment for the fiscal year ended December 31, 2021 and 2020 was in the amount of $1,930 and $1,000, respectively.

5.   CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 1,000,000 shares of common stock class A and 1,000,000 shares of common stock class B. As of December 31, 2021, 1,000,000 shares of class A, 167,679 shares of class B have been issued and are outstanding.

6. DEBT

Promissory Notes & Loans

During the years presented, the Company entered into loans agreements. The details of the Company's loans and the terms are as follows:

				For the Year Ended December 2021			For the Year Ended December 2020		
Debt Instrument Name	Principal Amount	Borrowing Period	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Reliant Funding- Merchant loan	$ 15,046	2021	2022	2,986	$ -	$ 2,986			
Affirm- Equipment loan- Repaid	$ 3,500	2020	2021	$ -	$ -	$ -	1,210		$ 1,210
Total	$ 18,546			$ 2,986	$ -	$ 2,986	$ 1,210		$ 1,210

The summary of the future maturities is as follows:

As of Year Ended December 31, 2021	
2021	$ 2,986
2022	-
2023	-
2024	-
Thereafter	-
Total	$ 2,986

Convertible Note(s)

Below are the details of the convertible notes:

							For the Year Ended December 2021					For the Year Ended December 2020				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Discount rate	Valuation CAP	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
StartEngine- Convertible Note	$ 325,060	10.00%	Fiscal Year 2019- 2021	20%	30,000,000	3/1/2021	32,506	55,045	325,060		325,060	20,212	22,539	202,116	$ 202,116	202,116
Total							$ 32,506	$ 55,045	$ 325,060	$ -	$ 325,060	$20,212	$22,539	$ 202,116	$ 202,116	$ 202,116

The convertible notes are convertible into Class B common stock at a conversion price. The conversion price is equal to the lesser of (i) 80% of the per share price paid by the Investors or (ii) the price equal to the quotient of $30,000,000 divided by the aggregate number of outstanding membership units of the Company as of immediately prior to the initial closing of the Qualified Financing. Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

7.   INCOME TAXES

The provision for income taxes for the year ended December 31, 2021 and December 31, 2020 consists of the following:

As of Year Ended December 31,		2021		2020
Net Operating Loss	$	(43,781)	$	(47,089)
Valuation Allowance		43,781		47,089
Net Provision for income tax	$	-	$	-

Significant components of the Company's deferred tax assets and liabilities at December 31, 2021, and December 31, 2020 are as follows:

As of Year Ended December 31,		2021		2020
Net Operating Loss	$	(114,562)	$	(70,781)
Valuation Allowance		114,562		70,781
Total Deferred Tax Asset	$	-	$	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2021 and December 31, 2020. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2021, the Company had federal cumulative net operating loss ("NOL") carryforwards of $420,413, and the Company had state net operating loss ("NOL") carryforwards of approximately $420,413. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2021, and December 31, 2020, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2021, and December 31, 2020, the Company had no accrued interest and penalties related to uncertain tax positions.

8.   RELATED PARTY

There are no related party transactions.

9.   COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

10.   SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021 through January 28, 2021 the date the financial statements were available to be issued.

On December 31, 2021, the company entered into a Stock Purchase Agreement with Digital Nations Worldwide LLC, where Digital Nations Worldwide LLC agrees to purchase four percent (4%) of shares of the common stock of the company for fifty thousand dollars ($50,000) and assistance with the Company's sales and marketing effort. The capital was received on January 02, 2022 and is therefore not included in financials for 2021.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

11.   GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $128,162, an operating cash flow loss of $117,462 and liquid assets in cash of $9,880, which less than a year worth of cash reserves as of December 31, 2021. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.